Ceasing Control of Credit Suisse Commodity Return Strategy Class A

As of October 30, 2009, Charles Schwab & Co Inc Special Custody Account For The Exclusive Benefit of Customers ("Shareholder") owned 14,479,765.099 shares of the Fund, which represented 35.83 % of the Fund.As of April 30, 2010, Shareholder owned 13,980,716.068 shares of the Fund.Accordingly, Shareholder has ceased to be a controlling person of the Fund.